TOTAL NUMBER OF PAGES
                                                         INCLUDED IN THIS ANNUAL
                                                         REPORT IS 26.






                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K





[ X ]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934(FEE REQUIRED)


For the fiscal year ended December 31, 1995
                          -----------------

                                       OR

[   ]             TRANSITION REPORT PURSUANT TO 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934(NO FEE REQUIRED)


For the transition period from _______________ to _______________

                         Commission file number 33-32465


              BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
- --------------------------------------------------------------------------------
                            (Full title of the plan)


                           BERGEN BRUNSWIG CORPORATION
- --------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


4000  METROPOLITAN DRIVE, ORANGE, CALIFORNIA                      92868-3510
- --------------------------------------------                  ------------------
(Address of principal executive offices of                        (Zip code)
 issuer of securities)

             BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
             -----------------------------------------------------

                                     INDEX
                                     -----


                                                                      PAGE NO.
                                                                      --------



INDEPENDENT AUDITORS' REPORT                                            3

FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Plan
     Benefits at December 31, 1995 and 1994                             5

     Statements of Changes in Net Assets Available
     for Plan Benefits for the Years Ended
     December 31, 1995, 1994 and 1993                                   7

     Notes to Financial Statements                                     10


SUPPLEMENTAL SCHEDULES:

     1.   Item 27a - Schedule of Assets Held for
             Investment Purposes at December 31, 1995                  16

     2.   Item 27d - Schedule of Reportable Transactions
             for the year ended December 31, 1995                      20





                         SUPPLEMENTAL SCHEDULES OMITTED
                         ------------------------------


Supplemental schedules not listed above are omitted because of the absence of conditions under which they are required.


SIGNATURE                                                              21

INDEPENDENT AUDITORS' CONSENT - Exhibit 23                             22

INDEPENDENT AUDITORS' REPORT


Bergen Brunswig Pre-Tax Investment
         Retirement Account:


We have audited the accompanying statements of net assets available for plan benefits of Bergen Brunswig Pre-Tax Investment Retirement Account (the Plan) at December 31, 1995 and 1994 and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for plan benefits and changes in net assets available for plan benefits of the individual funds and is not a required part of the basic financial statements. Also, the accompanying supplemental schedules of (1) Item 27a - Schedule of Assets Held for Investment Purposes at December 31, 1995, and (2) Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information by fund and supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
Costa Mesa, California
June 21, 1996


                                           BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                           -----------------------------------------------------

                                            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                           AT DECEMBER 31, 1995

                                                         SUPPLEMENTAL INFORMATION BY FUND
                                 ----------------------------------------------------------------------------------
                                                                                      MERRILL
                                    BERGEN      FIDELITY                                   LYNCH         MERRILL
                                   BRUNSWIG     MAGELLAN        GEORGE       COMPANY       GLOBAL         LYNCH
                                    FIXED      DIVERSIFIED      PUTNAM        STOCK      ALLOCATION    EQUITY INDEX
                                     FUND      EQUITY FUND       FUND         FUND        FUND, INC.      TRUST
                                 -----------   -----------   -----------   -----------   -----------   -----------
ASSETS:
  Investments ................   $26,572,577   $37,716,649   $ 9,758,488   $11,260,578   $ 2,818,630   $ 1,126,355
  Interfund transfers
    receivable ...............          --          11,717         2,734         3,946         1,040           611
  Contributions receivable ...          --         133,872        32,707        38,059        18,520        12,652
  Interest and dividend
    income receivable ........          --           3,540           898         1,232           315           199
                                 -----------   -----------   -----------   -----------   -----------   -----------
       TOTAL  ASSETS .........    26,572,577    37,865,778     9,794,827    11,303,815     2,838,505     1,139,817
                                 -----------   -----------   -----------   -----------   -----------   -----------
LIABILITIES:
  Interfund transfers
    payable ..................          --            --            --            --            --            --
                                 -----------   -----------   -----------   -----------   -----------   -----------
       TOTAL  LIABILITIES ....          --            --            --            --            --            --
                                 -----------   -----------   -----------   -----------   -----------   -----------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS ..........   $26,572,577   $37,865,778   $ 9,794,827   $11,303,815   $ 2,838,505   $ 1,139,817
                                 ===========   ===========   ===========   ===========   ===========   ===========

See accompanying notes to financial statements

- ------------------------------------------------------------------------------------------------------------------
                                                              5

                                  BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)
                                                 AT DECEMBER 31, 1995

                                                SUPPLEMENTAL INFORMATION BY FUND
                                 ---------------------------------------------------------

                                                  MERRILL        MERRILL
                                    MERRILL        LYNCH          LYNCH
                                     LYNCH       CORPORATE      RETIREMENT
                                    CAPITAL        BOND        PRESERVATION   PARTICIPANT
                                   FUND, INC.    FUND, INC.       TRUST          LOANS           TOTAL
                                 ------------   ------------   ------------   ------------   ------------
ASSETS:
  Investments ................   $  2,627,950   $  1,564,076   $ 32,542,657   $  8,102,049   $134,090,009
  Interfund transfers
    receivable ...............            812            915         18,928           --           40,703
  Contributions receivable ...         19,306         10,829        159,782           --          425,727
  Interest and dividend
    income receivable ........            252            222         23,703           --           30,361
                                 ------------   ------------   ------------   ------------   ------------
       TOTAL  ASSETS .........      2,648,320      1,576,042     32,745,070      8,102,049    134,586,800
                                 ------------   ------------   ------------   ------------   ------------
LIABILITIES:
  Interfund transfers
    payable ..................           --             --             --           40,703         40,703
                                 ------------   ------------   ------------   ------------   ------------
       TOTAL  LIABILITIES ....           --             --             --           40,703         40,703
                                 ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS ..........   $  2,648,320   $  1,576,042   $ 32,745,070   $  8,061,346   $134,546,097
                                 ============   ============   ============   ============   ============


See accompanying notes to financial statements

- --------------------------------------------------------------------------------------------------------------
                                                              5a

                                               BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                               -----------------------------------------------------
                                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                            AT DECEMBER 31, 1994

                                                      SUPPLEMENTAL INFORMATION BY FUND
                                 ----------------------------------------------------------------------------------

                                                                                          MERRILL
                                    BERGEN      FIDELITY                                   LYNCH          MERRILL
                                   BRUNSWIG     MAGELLAN       GEORGE        COMPANY       GLOBAL         LYNCH
                                    FIXED      DIVERSIFIED     PUTNAM         STOCK      ALLOCATION    EQUITY INDEX
                                    FUND       EQUITY FUND      FUND          FUND       FUND, INC.       TRUST
                                 -----------   -----------   -----------   -----------   -----------   -----------
ASSETS:
  Investments ................   $30,050,462   $26,637,707   $ 7,648,841   $ 9,279,647   $ 1,497,557   $   178,255
  Interfund transfers
    receivable ...............          --          10,453         2,450         3,591         1,244           294
  Contributions receivable ...          --         105,313        28,979        31,288        17,589         3,019
  Interest and dividend
    income receivable ........          --           2,745           655           942           350            71
                                 -----------   -----------   -----------   -----------   -----------   -----------
       TOTAL  ASSETS .........    30,050,462    26,756,218     7,680,925     9,315,468     1,516,740       181,639
                                 -----------   -----------   -----------   -----------   -----------   -----------
LIABILITIES:
  Interfund transfers
    payable ..................          --            --            --            --            --            --
                                 -----------   -----------   -----------   -----------   -----------   -----------
       TOTAL  LIABILITIES ....          --            --            --            --            --            --
                                 -----------   -----------   -----------   -----------   -----------   -----------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS ..........   $30,050,462   $26,756,218   $ 7,680,925   $ 9,315,468   $ 1,516,740   $   181,639
                                 ===========   ===========   ===========   ===========   ===========   ===========


See accompanying notes to financial statements

- ------------------------------------------------------------------------------------------------------------------
                                                    6

                                BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                -----------------------------------------------------
                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)
                                                  AT DECEMBER 31, 1994

                                                SUPPLEMENTAL INFORMATION BY FUND
                                   ---------------------------------------------------------

                                                    MERRILL        MERRILL
                                     MERRILL         LYNCH          LYNCH
                                      LYNCH        CORPORATE      RETIREMENT
                                     CAPITAL         BOND        PRESERVATION   PARTICIPANT
                                    FUND, INC.     FUND, INC.       TRUST          LOANS          TOTAL
                                   ------------   ------------   ------------   ------------   ------------
ASSETS:
  Investments ..................   $    921,861   $    800,648   $ 25,074,975   $  6,859,207   $108,949,160
  Interfund transfers
    receivable .................            563            841         16,710           --           36,146
  Contributions receivable .....         14,938          9,868        142,431           --          353,425
  Interest and dividend
    income receivable ..........            187            218         11,991           --           17,159
                                   ------------   ------------   ------------   ------------   ------------
       TOTAL  ASSETS ...........        937,549        811,575     25,246,107      6,859,207    109,355,890
                                   ------------   ------------   ------------   ------------   ------------
LIABILITIES:
  Interfund transfers
    payable ....................           --             --             --           36,146         36,146
                                   ------------   ------------   ------------   ------------   ------------
       TOTAL  LIABILITIES ......           --             --             --           36,146         36,146
                                   ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS ............   $    937,549   $    811,575   $ 25,246,107   $  6,823,061   $109,319,744
                                   ============   ============   ============   ============   ============


See accompanying notes to financial statements

- -----------------------------------------------------------------------------------------------------------

                                                       6a

                                                            BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                                            -----------------------------------------------------
                                                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                                    FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                      SUPPLEMENTAL INFORMATION BY FUND
                                          ----------------------------------------------------------------------------------------

                                                                                                         MERRILL
                                              BERGEN       FIDELITY                                       LYNCH         MERRILL
                                             BRUNSWIG      MAGELLAN         GEORGE         COMPANY        GLOBAL         LYNCH
                                              FIXED       DIVERSIFIED       PUTNAM          STOCK       ALLOCATION    EQUITY INDEX
                                              FUND        EQUITY FUND        FUND           FUND        FUND, INC.       TRUST
                                          ------------    ------------   ------------   ------------   ------------   ------------
ADDITIONS:
 Contributions:
    Participants ......................   $       --      $  2,608,218   $    660,003   $    839,362   $    333,183   $     99,559
    Employer ..........................           --           947,231        246,656        323,317        111,970         39,450
    Other rollovers ...................           --           202,893         26,294         28,582         15,830         41,475
 Rollover from HDI defined benefit plan           --            44,930         17,935         21,062         51,845          1,003
 Rollover from Southeastern 401(k) plan           --           326,315         66,313         56,910        178,548         75,036
 Transfer from B&C 401(k) plan ........           --           755,994        177,226        120,425        135,899        120,877
 Transfers of participant balances ....         24,647       5,102,253        521,460      1,379,463        714,975        590,567
 Interest income ......................      1,918,083         160,091         38,465         56,790         17,361          5,932
 Dividend income ......................           --         2,106,723        686,936        217,848        208,391           --
 Participant loans ....................           --              --             --             --             --             --
 Participant loan repayments ..........           --           724,129        169,596        249,273         78,774         28,061
 Net increase in fair value
  of investments ......................           --         7,560,679      1,513,535      2,360,915        215,163        137,990
                                          ------------    ------------   ------------   ------------   ------------   ------------
       TOTAL  ADDITIONS ...............      1,942,730      20,539,456      4,124,419      5,653,947      2,061,939      1,139,950
                                          ------------    ------------   ------------   ------------   ------------   ------------
DEDUCTIONS:
 Withdrawals ..........................      3,155,792       2,186,643        845,117        693,330        144,713          8,041
 Transfer of participant
  balances ............................      1,298,175       5,988,877        847,721      2,972,270        519,921        142,733
 Administrative expenses ..............           --              --             --             --             --             --
 Participant loans ....................        966,648       1,254,376        317,679           --           75,540         30,998
 Participant loan repayments ..........           --              --             --             --             --             --
                                          ------------    ------------   ------------   ------------   ------------   ------------
       TOTAL  DEDUCTIONS ..............      5,420,615       9,429,896      2,010,517      3,665,600        740,174        181,772
                                          ------------    ------------   ------------   ------------   ------------   ------------
NET INCREASE (DECREASE) ...............     (3,477,885)     11,109,560      2,113,902      1,988,347      1,321,765        958,178
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT BEGINNING OF YEAR ........     30,050,462      26,756,218      7,680,925      9,315,468      1,516,740        181,639
                                          ------------    ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT END OF YEAR ..............   $ 26,572,577    $ 37,865,778   $  9,794,827   $ 11,303,815   $  2,838,505   $  1,139,817
                                          ============    ============   ============   ============   ============   ============

See accompanying notes to financial statements.

- ----------------------------------------------------------------------------------------------------------------------------------
                                                                      7

                                               BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                               -----------------------------------------------------
                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)
                                                     FOR THE YEAR ENDED DECEMBER 31, 1995

                                                        SUPPLEMENTAL INFORMATION BY FUND
                                          --------------------------------------------------------

                                                           MERRILL        MERRILL
                                            MERRILL         LYNCH          LYNCH
                                             LYNCH        CORPORATE      RETIREMENT
                                            CAPITAL         BOND        PRESERVATION   PARTICIPANT
                                           FUND, INC.     FUND, INC.        TRUST         LOANS          TOTAL
                                          ------------   ------------   ------------   ------------   ------------
ADDITIONS:
 Contributions:
    Participants ......................   $    277,817   $    200,288   $  3,605,178   $       --     $  8,623,608
    Employer ..........................         98,998         72,159      1,380,536           --        3,220,317
    Other rollovers ...................         17,779         41,573        186,142           --          560,568
 Rollover from HDI defined benefit plan         28,347           --           31,494           --          196,616
 Rollover from Southeastern 401(k) plan        121,923        102,548        244,351           --        1,171,944
 Transfer from B&C 401(k) plan ........        260,541        143,665        584,265        463,864      2,762,756
 Transfers of participant balances ....        758,495        323,529      7,617,901           --       17,033,290
 Interest income ......................         11,317         10,615      1,994,091           --        4,212,745
 Dividend income ......................        216,207         68,937           --             --        3,505,042
 Participant loans ....................           --             --             --        4,139,590      4,139,590
 Participant loan repayments ..........         46,600         53,662      1,180,473           --        2,530,568
 Net increase in fair value
  of investments ......................        203,188        106,611           --             --       12,098,081
                                          ------------   ------------   ------------   ------------   ------------
       TOTAL  ADDITIONS ...............      2,041,212      1,123,587     16,824,431      4,603,454     60,055,125
                                          ------------   ------------   ------------   ------------   ------------
DEDUCTIONS:
 Withdrawals ..........................        136,400         76,992      2,924,148        834,601     11,005,777
 Transfer of participant
  balances ............................        142,566        226,870      4,894,157           --       17,033,290
 Administrative expenses ..............           --             --          119,547           --          119,547
 Participant loans ....................         51,475         55,258      1,387,616           --        4,139,590
 Participant loan repayments ..........           --             --             --        2,530,568      2,530,568
                                          ------------   ------------   ------------   ------------   ------------
       TOTAL  DEDUCTIONS ..............        330,441        359,120      9,325,468      3,365,169     34,828,772
                                          ------------   ------------   ------------   ------------   ------------
NET INCREASE (DECREASE) ...............      1,710,771        764,467      7,498,963      1,238,285     25,226,353
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT BEGINNING OF YEAR ........        937,549        811,575     25,246,107      6,823,061    109,319,744
                                          ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT END OF YEAR ..............   $  2,648,320   $  1,576,042   $ 32,745,070   $  8,061,346   $134,546,097
                                          ============   ============   ============   ============   ============

See accompanying notes to financial statements.

- ------------------------------------------------------------------------------------------------------------------
                                                           7a

                                                       BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                                       -----------------------------------------------------
                                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                               FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                 SUPPLEMENTAL INFORMATION BY FUND
                                     -----------------------------------------------------------------------------------------
                                                                                                     MERRILL
                                         BERGEN       FIDELITY                                        LYNCH          MERRILL
                                        BRUNSWIG      MAGELLAN         GEORGE          COMPANY        GLOBAL         LYNCH
                                         FIXED       DIVERSIFIED       PUTNAM           STOCK       ALLOCATION    EQUITY INDEX
                                         FUND        EQUITY FUND        FUND            FUND        FUND, INC.       TRUST
                                     ------------    ------------   ------------    ------------   ------------   ------------
ADDITIONS:
 Contributions:
    Participants .................   $       --      $  2,753,062   $    762,969    $    816,792   $    242,471   $     59,189
    Employer .....................           --           972,711        272,589         308,655         80,455         14,091
 Transfers of participant balances        298,869       5,285,004      1,500,784       1,533,878      1,663,118        118,412
 Interest income .................      2,266,687         128,132         29,456         129,835         10,209          2,025
 Dividend income .................           --         1,063,898        499,627         195,110         80,405           --
 Participant loans ...............           --              --             --              --             --             --
 Participant loan repayments .....             33         630,858        142,453         212,766         42,690         10,051
 Net increase in fair value
  of investments .................        973,308            --             --         1,381,093           --            3,227
                                     ------------   ------------   ------------     ------------   ------------   ------------
       TOTAL  ADDITIONS ..........      3,538,897      10,833,665      3,207,878       4,578,129      2,119,348        206,995
                                     ------------    ------------   ------------    ------------   ------------   ------------
DEDUCTIONS:
 Withdrawals .....................      3,432,834       1,874,329        566,396         462,128        147,741            843
 Transfer of participant
  balances .......................      3,286,641       3,930,858      2,139,559       1,595,465        235,111         16,441
 Administrative expenses .........           --              --             --              --             --             --
 Participant loans ...............      1,586,419       1,286,711        276,012            --           88,568          8,072
 Participant loan repayments .....           --              --             --              --             --             --
 Net decrease in fair value
  of investments .................           --         1,646,867        547,757            --          131,188           --
                                     ------------    ------------   ------------    ------------   ------------   ------------
       TOTAL  DEDUCTIONS .........      8,305,894       8,738,765      3,529,724       2,057,593        602,608         25,356
                                     ------------    ------------   ------------    ------------   ------------   ------------
NET INCREASE (DECREASE) ..........     (4,766,997)      2,094,900       (321,846)      2,520,536      1,516,740        181,639
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT BEGINNING OF YEAR ...     34,817,459      24,661,318      8,002,771       6,794,932           --             --
                                     ------------    ------------   ------------    ------------   ------------   ------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT END OF YEAR .........   $ 30,050,462    $ 26,756,218   $  7,680,925    $  9,315,468   $  1,516,740   $    181,639
                                     ============    ============   ============    ============   ============   ============

See accompanying notes to financial statements.

- ------------------------------------------------------------------------------------------------------------------------------

                                                 8

                                          BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                          -----------------------------------------------------
                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)
                                                 FOR THE YEAR ENDED DECEMBER 31, 1994

                                                  SUPPLEMENTAL INFORMATION BY FUND
                                     --------------------------------------------------------

                                                      MERRILL        MERRILL
                                       MERRILL         LYNCH          LYNCH
                                        LYNCH        CORPORATE      RETIREMENT
                                       CAPITAL         BOND        PRESERVATION   PARTICIPANT
                                      FUND, INC.     FUND, INC.        TRUST         LOANS           TOTAL
                                     ------------   ------------   ------------   ------------   ------------
ADDITIONS:
 Contributions:
    Participants .................   $    171,141   $    159,108   $  3,890,760   $       --     $  8,855,492
    Employer .....................         55,332         55,106      1,418,937           --        3,177,876
 Transfers of participant balances        986,746        857,619      4,631,818           --       16,876,248
 Interest income .................          5,668          7,297      1,584,572           --        4,163,881
 Dividend income .................         74,595         37,251           --             --        1,950,886
 Participant loans ...............           --             --             --        4,391,798      4,391,798
 Participant loan repayments .....         22,934         42,014      1,006,028           --        2,109,827
 Net increase in fair value
  of investments .................           --             --             --             --        2,357,628
                                     ------------   ------------   ------------   ------------   ------------
       TOTAL  ADDITIONS ..........      1,316,416      1,158,395     12,532,115      4,391,798     43,883,636
                                     ------------   ------------   ------------   ------------   ------------
DEDUCTIONS:
 Withdrawals .....................        152,009        170,528      2,734,626        419,144      9,960,578
 Transfer of participant
  balances .......................        106,540         86,226      5,479,407           --       16,876,248
 Administrative expenses .........           --             --          231,904           --          231,904
 Participant loans ...............         47,293         42,573      1,056,150           --        4,391,798
 Participant loan repayments .....           --             --             --        2,109,827      2,109,827
 Net decrease in fair value
  of investments .................         73,025         47,493           --             --        2,446,330
                                     ------------   ------------   ------------   ------------   ------------
       TOTAL  DEDUCTIONS .........        378,867        346,820      9,502,087      2,528,971     36,016,685
                                     ------------   ------------   ------------   ------------   ------------
NET INCREASE (DECREASE) ..........        937,549        811,575      3,030,028      1,862,827      7,866,951
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT BEGINNING OF YEAR ...           --             --       22,216,079      4,960,234    101,452,793
                                     ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT END OF YEAR .........   $    937,549   $    811,575   $ 25,246,107   $  6,823,061   $109,319,744
                                     ============   ============   ============   ============   ============

See accompanying notes to financial statements.


- -------------------------------------------------------------------------------------------------------------

                                                                    8a

                                                          BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                                                          -----------------------------------------------------
                                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                                    FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                SUPPLEMENTAL INFORMATION BY FUND
                                       -----------------------------------------------------------------------------
                                                     MASSACHUSETTS
                                                        CAPITAL      FIDELITY
                                        GUARANTEED    DEVELOPMENT    MAGELLAN      GEORGE      COMPANY
                                          INCOME      DIVERSIFIED   DIVERSIFIED    PUTNAM       STOCK    PARTICIPANT
                                           FUND       EQUITY FUND   EQUITY FUND     FUND        FUND        LOANS          TOTAL
                                       ------------  ------------   -----------  ----------  ----------  -----------   ------------
ADDITIONS:
 Contributions:
    Participants ....................  $  4,112,956  $    141,133   $ 2,200,290  $  682,529  $  935,319  $      --     $  8,072,227
    Employer ........................     1,455,101        56,072       792,049     246,289     353,432         --        2,902,943
 Transfers of participant balances ..     3,898,045         4,456    13,482,222   5,970,917   2,370,853      244,660     25,971,153
 Transfer from Durr benefit plans ...    27,895,561          --         221,671     147,780      73,890         --       28,338,902
 Transfer from T.C. Smith 401(k) Plan     3,236,686          --            --          --          --           --        3,236,686
 Rollover from  HDI 401(k) Plan .....        88,289          --            --          --          --           --           88,289
 Interest income ....................     3,340,015         8,699        81,726      15,565      49,613         --        3,495,618
 Dividend income ....................          --           8,242     1,690,823     484,975     117,653         --        2,301,693
 Participant loans ..................          --            --            --          --          --      3,010,428      3,010,428
 Participant loan repayments ........       892,498        31,218       407,175      61,402     191,462         --        1,583,755
 Net increase in fair value
  of investments ....................          --         232,126     1,848,889        --          --           --        2,081,015
                                       ------------  ------------   -----------  ----------  ----------  -----------   ------------
       TOTAL  ADDITIONS .............    44,919,151       481,946    20,724,845   7,609,457   4,092,222    3,255,088     81,082,709
                                       ------------  ------------   -----------  ----------  ----------  -----------   ------------
DEDUCTIONS:
 Withdrawals ........................     3,201,581       101,594       618,428     208,294     307,583         --        4,437,480
 Transfer of participant
  balances ..........................    16,795,965     2,579,216     5,151,839      87,251   1,194,816      162,066     25,971,153
 Administrative expenses ............        41,121          --            --          --          --           --           41,121
 Participant loans ..................     2,038,165        47,345       817,209     107,709        --           --        3,010,428
 Participant loan repayments ........          --            --            --          --          --      1,583,755      1,583,755
 Net decrease in fair value
  of investments ....................          --            --            --        67,611     979,646         --        1,047,257
                                       ------------  ------------   -----------  ----------  ----------  -----------   ------------
       TOTAL  DEDUCTIONS ............    22,076,832     2,728,155     6,587,476     470,865   2,482,045    1,745,821     36,091,194
                                       ------------  ------------   -----------  ----------  ----------  -----------   ------------
NET INCREASE (DECREASE) .............    22,842,319    (2,246,209)   14,137,369   7,138,592   1,610,177    1,509,267     44,991,515
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT BEGINNING OF YEAR ......    34,191,219     2,246,209    10,523,949     864,179   5,184,755    3,450,967     56,461,278
                                       ------------  ------------   -----------  ----------  ----------  -----------   ------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AT END OF YEAR ............  $ 57,033,538  $       --     $24,661,318  $8,002,771  $6,794,932  $ 4,960,234   $101,452,793
                                       ============  ============   ===========  ==========  ==========  ===========   ============

See accompanying notes to financial statements.

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                        9

              BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
              -----------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
              ----------------------------------------------------



1.       PLAN DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

         The following brief description of the Bergen Brunswig Pre-Tax Investment Retirement Account ("Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

         A.       GENERAL
                  -------
                  The Plan was established effective September 1, 1984. The Plan is a deferred compensation and profit sharing plan covering substantially all employees of Bergen Brunswig Corporation and its subsidiaries ("Employer") who have completed more than six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The accounting records of the Plan are maintained on the accrual basis.

         B.       FUNDING POLICY
                  --------------
                  Participants are entitled to defer 1% to 15% of their pre-tax compensation through contributions to the Plan up to a maximum of $9,240 in 1995. Participants are not allowed to make any other contributions to the Plan except for rollover contributions from other retirement plans. The Employer contributes $.50 for each $1.00 contributed by the participant, up to the participant's investment of 6% of the participant's salary. The Employer may also make an additional contribution to the Plan at the Employer's discretion. Expenses of the Plan up to the amount of forfeitures of Employer contributions determined at the last Plan valuation date are paid by the Plan. Expenses of the Plan in excess of Employer contribution forfeitures are paid directly by the Employer. For the years ended December 31, 1995, 1994 and 1993, expenses of $119,547, $231,904 and $41,121, respectively, were paid by forfeitures of Employer contributions.

         C.       INVESTMENTS
                  -----------
                  Upon joining the Plan, participants can elect to invest their accounts in the following options:

                        1. Company Stock Fund (Bergen Brunswig Corporation Class A Common Stock);

                        2.   Fidelity   Magellan    Diversified    Equity   Fund
                             (primarily equity securities);

                        3. George Putnam Fund (primarily debt and equity securities);

                        4.   Merrill   Lynch  Global   Allocation   Fund,   Inc.
                             (primarily United States and foreign equity, debt and money market securities);

                        5. Merrill Lynch Equity Index Trust (primarily equity securities included in the Standard & Poors 500 Index);

                        6. Merrill Lynch Capital Fund, Inc. (primarily equity, debt, convertible and money market securities);

                        7.   Merrill   Lynch   Corporate   Bond  Fund,   Inc.  -
                             Investment Grade Portfolio (primarily high-grade taxable fixed income securities);

                        8. Merrill Lynch Retirement Preservation Trust (primarily broadly diversified Guaranteed Investment Contracts, U.S. Government and U.S. government agency and money market securities).

                  Participants have direct, daily access to investment and account information (including change of investment direction, fund transfers and deferral percentage) through The Merrill Lynch Participant Service Center.

                  The Company Stock Fund, the Fidelity Magellan Diversified Equity Fund, the George Putnam Fund, the Merrill Lynch Global Allocation Fund, Inc., the Merrill Lynch Equity Index Trust, the Merrill Lynch Capital Fund, Inc. and the Merrill Lynch Corporate Bond Fund, Inc. are stated at fair value as determined by quoted market prices. The Merrill Lynch Retirement Preservation Trust is stated at cost, which approximates fair value. The Bergen Brunswig Fixed Fund, formerly the Guaranteed Income Fund (see Note 4.), is stated at contract value, which approximates fair value. Investment transactions are recorded on a trade-date basis.

                  Participants may borrow against a maximum of 50% of their interests in the Plan up to $50,000, except that participants may not borrow against their interest in the Company Stock Fund. Participants are entitled to hold two loans simultaneously, a short-term loan (1 to 5 years) and a long-term loan (5 to 15 years). The long-term loan applies only to the purchase of a participant's primary residence. Such loans are shown as separate investments of the Plan, with interest rates ranging from 6.00% to 12.75%, and are stated at cost, which approximates fair value.

                  The number of participants in each fund was as follows:

                                                           DECEMBER 31,
                                                       ----------------------
                                                        1995           1994
                                                       -------       --------
                  Bergen Brunswig Fixed Fund            2,236         2,619
                  Fidelity Magellan Diversified
                      Equity Fund                       2,169         2,139
                  George Putnam Fund                      942           972
                  Company Stock Fund                    1,459         1,509
                  Merrill Lynch Global
                      Allocation Fund, Inc.               465           386
                  Merrill Lynch Equity Index Trust        266           117
                  Merrill Lynch Capital Fund, Inc.        463           297
                  Merrill Lynch Corporate
                      Bond Fund, Inc.                     385           289
                  Merrill Lynch Retirement
                      Preservation Trust                2,671         2,810
                  Participant Loans                     1,421         1,367

                  The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one fund.

         D.       BENEFIT DISTRIBUTION
                  --------------------
                  A participant's account shall be distributed in a lump sum upon retirement, less any loans outstanding. Account withdrawals are permitted by participants who have attained age 59-1/2 or who suffer certain financial hardships and meet criteria established by the Internal Revenue Service. All participants not eligible for normal retirement vest in Employer contributions at 20% for each continuous plan year of participation. Participants who terminate employment prior to retirement receive the vested portion of their accounts in a lump sum distribution. Participants are 100% vested in their own contributions at all times.

         E.       DEATH AND DISABILITY BENEFITS
                  -----------------------------
                  Upon the death of a participant, the beneficiary receives, in a lump sum, the vested amount in the account. Participants who become disabled will receive distributions in accordance with normal retirement benefits.

         F.       PLAN TERMINATION
                  ----------------
                  The  Employer  has the right at any time to  declare  the Plan
                  terminated   completely  or  as  to  any  of  the   Employer's
                  divisions, facilities or operational units.

                  In the event that the Plan terminates, the accounts of all participants will become fully vested.

         G.       OTHER
                  -----
                  Certain   reclassifications   have  been  made   in  the  1994
                  and 1993 financial statements and notes to conform to 1995 presentations.


2.       INCOME TAX STATUS

         The Plan is qualified under Section 401 of the Internal Revenue Code as exempt from Federal income taxes. Accordingly, Employer contributions and earnings realized by the Plan are not taxed to the participant until a distribution from the Plan is received. In addition, any shares of the Company Stock Fund distributed to a participant upon termination are taxed to the participant at the lower of cost or market measured as of the distribution date. The Plan obtained its latest determination letter on January 24, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

3.       CHANGE OF TRUSTEE AND ADMINISTRATOR

         Effective January 1, 1994, the Plan trustee and administrator were changed from Bankers Trust Company of New York and The Wyatt Company, respectively, to Merrill Lynch Trust Company of California.


4.       CHANGE IN INVESTMENT OPTIONS

         No new Guaranteed Investment Contracts ("GICs") were added to the Bergen Brunswig Fixed Fund, formerly the Guaranteed Income Fund, during 1993, 1994 and 1995. Allocation of investments into a GIC pool which reflected current 3 to 5 year GIC yields contributed to a decrease in the combined guaranteed interest rate from 8.21% to 7.56% per annum in 1993. The surrender of GICs with Hartford Life Insurance Company, Integrity Life, IDS Life Insurance Company, Life of Virginia and Shearson Lehman Hutton/Federal Home Life contributed to a decrease in the combined guaranteed interest rate from 7.56% to 6.93% per annum in 1994. The surrender of GICs with Life Insurance Company of the Southwest, Shearson/Integrity, Integrity Life and Hartford Life Insurance Company contributed to a decrease in the combined guaranteed interest rate from 6.93% to 6.81% per annum in 1995.

         During March 1994, the Plan was amended to entitle participants to defer 1% to 15% of their compensation through contributions to the Plan.

         On December 28, 1993, the Merrill Lynch Retirement Preservation Trust, a commingled fixed income pooled investment, was added to the Guaranteed Income Fund investment. During 1994, the Merrill Lynch Retirement Preservation Trust became a separate investment option and the Guaranteed Income Fund was renamed as the Bergen Brunswig Fixed Fund.

         Effective January 1, 1994, the Guaranteed Income Fund Investment was frozen with respect to any future contribution elections and incoming transfers of participant account balances. Future participant contributions previously elected to go into the Guaranteed Income Fund Investment were invested in the Merrill Lynch Retirement Preservation Trust as of January 1, 1994.

5.       OTHER

         During December 1993, account balances in the Putnam Fiduciary Trust Company GIC Fund were transferred into the Merrill Lynch Retirement Preservation Trust.

         During 1992, the Employer elected to discontinue the Massachusetts Capital Development Diversified Equity Fund as of December 31, 1993. On January 1, 1993, this Fund was frozen with respect to any future contribution elections and incoming transfers of participant account balances. During 1993, certain participants directed their account balances to other investment options of the Plan. On December 31, 1993, the remaining account balances were transferred into the Merrill Lynch Retirement Preservation Trust.

         On January 29, 1993, the Employer acquired substantially all of the assets of Healthcare Distributors of Indiana, Inc. ("HDI"). Employees of HDI became eligible to participate in the Plan on April 1, 1993.

         On April 29, 1994, the Employer acquired all of the outstanding shares of stock of Southeastern Hospital Supply Corporation ("Southeastern"). Employees of Southeastern became eligible to participate in the Plan during May 1994.

         On January 10, 1995, the Employer acquired all of the outstanding shares of stock of Biddle & Crowther ("B&C"). Employees of B&C became eligible to participate in the Plan during January 1995. Rollovers to the Plan from B&C's 401(k) Plan were made in December 1995. As of June 21, 1996, the aggregate amount of rollovers from B&C's defined benefit plan has not been determined.

         On August 2, 1995, the Employer acquired Colonial Healthcare Supply Co. ("Colonial"). Employees of Colonial became eligible to participate in the Plan on January 1, 1996. Rollovers to the Plan from Colonial's 401(k) plan aggregating approximately $10,890,000, including participant loans of $427,000, were made during April 1996.


6.       SUBSEQUENT EVENTS

         During February 1996, the GIC with Life of Virginia in the Bergen Brunswig Fixed Fund was surrendered at contract value.

         On March 31, 1996,  remaining  account  balances in the Bergen Brunswig
         Fixed  Fund  were   transferred   into  the  Merrill  Lynch  Retirement
         Preservation Trust.


                       BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                       -----------------------------------------------------

                     ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                      AT DECEMBER 31, 1995

- --------------------------------------------------------------------------------------------------------
                                                 DESCRIPTION OF         FAIR
ASSET                                              INVESTMENT           VALUE                COST
- --------------------------------------------------------------------------------------------------------

BERGEN BRUNSWIG FIXED FUND                          Schedule         $ 26,572,577        $ 26,572,577

FIDELITY MAGELLAN DIVERSIFIED EQUITY FUND           Schedule           37,716,649          32,446,970

GEORGE PUTNAM FUND                                  Schedule            9,758,488           8,810,237

COMPANY STOCK FUND                                  Schedule           11,260,578           8,657,446

MERRILL LYNCH GLOBAL ALLOCATION FUND, INC           Schedule            2,818,630           2,728,406

MERRILL LYNCH EQUITY INDEX TRUST                    Schedule            1,126,355             995,753

MERRILL LYNCH CAPITAL FUND, INC                     Schedule            2,627,950           2,510,208

MERRILL LYNCH CORPORATE BOND FUND, INC              Schedule            1,564,076           1,500,127

MERRILL LYNCH RETIREMENT PRESERVATION TRUST         Schedule           32,542,657          32,542,657

PARTICIPANT LOANS                                   Schedule            8,102,049           8,102,049
                                                                     ------------        ------------

                                TOTAL INVESTMENTS                    $134,090,009        $124,866,430
                                                                     ============        ============


                                                                            SUPPLEMENTAL SCHEDULE 1 (DETAIL)


                            BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                            -----------------------------------------------------

                    DETAIL - ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                           AT DECEMBER 31, 1995

- ------------------------------------------------------------------------------------------------------------
                                                                               FAIR
       SHARES                      DESCRIPTION                                 VALUE              COST
- ------------------------------------------------------------------------------------------------------------

                       BERGEN BRUNSWIG FIXED FUND
                       --------------------------
     22,983,513        MERRILL LYNCH RETIREMENT PRESERVATION TRUST        $ 22,983,513        $ 22,983,513

                       PARTN IN GROUP ANNUITY CONTRACT
                       #2425051.71L WITH LIFE OF VIRGINIA
      3,589,064        6.65% 12/31/2037                                      3,589,064           3,589,064

                                                                          ------------        ------------
                                                                          $ 26,572,577        $ 26,572,577
                                                                          ============        ============




                       FIDELITY MAGELLAN DIVERSIFIED EQUITY FUND
                       -----------------------------------------

        438,668        FIDELITY MAGELLAN FUND INC. COMMON                 $ 37,716,649        $ 32,446,970
                                                                          ============        ============


                       GEORGE PUTNAM FUND
                       ------------------

        629,580        GEORGE PUTNAM FUND OF BOSTON                       $  9,758,488        $  8,810,237
                                                                          ============        ============



                                                        17

                                                                 SUPPLEMENTAL SCHEDULE 1 (DETAIL), CONTINUED


                            BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                            -----------------------------------------------------

                     DETAIL - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                           AT DECEMBER 31, 1995
- ------------------------------------------------------------------------------------------------------------
                                                                               FAIR
       SHARES                      DESCRIPTION                                 VALUE              COST
- ------------------------------------------------------------------------------------------------------------

                       COMPANY STOCK FUND
                       ------------------

                       BERGEN BRUNSWIG CORPORATION
        452,687        CLASS A COMMON STOCK                               $  11,260,578       $  8,657,446
                                                                          =============       ============



        203,071        MERRILL LYNCH ALLOCATION FUND CLASS A              $   2,818,630       $  2,728,406
                       -------------------------------------              =============       ============



         28,094        MERRILL LYNCH EQUITY INDEX TRUST 1                 $   1,126,355       $    995,753
                       ----------------------------------                 =============       ============



         86,021        MERRILL LYNCH CAPITAL FUND CLASS A                 $   2,627,950       $  2,510,208
                       ----------------------------------                 =============       ============




                       MERRILL LYNCH CORPORATE BOND
                       ----------------------------
        132,101        INVESTMENT GRADE CLASS A                           $   1,564,076       $  1,500,127
                       ------------------------                           =============       ============




     32,542,657        MERRILL LYNCH RETIREMENT PRESERVATION TRUST        $  32,542,657       $ 32,542,657
                       -------------------------------------------        =============       ============



                                                        18

                                                                 SUPPLEMENTAL SCHEDULE 1 (DETAIL), CONTINUED


                            BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT
                            -----------------------------------------------------

                     DETAIL - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                           AT DECEMBER 31, 1995
- ------------------------------------------------------------------------------------------------------------
                                                                               FAIR
       SHARES                      DESCRIPTION                                 VALUE                COST
- ------------------------------------------------------------------------------------------------------------

                       PARTICIPANT LOANS
                       PROMISSORY NOTES VARIOUSE DUE DATES:

                       AT 12.75% INTEREST                                 $      20,291       $      20,291
                       AT 12.00% INTEREST                                         3,376               3,376
                       AT 11.75% INTEREST                                         7,321               7,321
                       AT 11.50% INTEREST                                        27,026              27,026
                       AT 11.00% INTEREST                                       269,948             269,948
                       AT 10.50% INTEREST                                        62,077              62,077
                       AT 10.00% INTEREST                                       801,905             801,905
                       AT   9.75% INTEREST                                      613,398             613,398
                       AT   9.50% INTEREST                                      530,901             530,901
                       AT   9.00% INTEREST                                      193,374             193,374
                       AT   8.75% INTEREST                                      368,363             368,363
                       AT   8.50% INTEREST                                       83,747              83,747
                       AT   8.40% INTEREST                                       19,555              19,555
                       AT   8.25% INTEREST                                      438,094             438,094
                       AT   8.15% INTEREST                                      176,917             176,917
                       AT   8.00% INTEREST                                        9,986               9,986
                       AT   7.75% INTEREST                                      160,733             160,733
                       AT   7.50% INTEREST                                      598,737             598,737
                       AT   7.25% INTEREST                                      378,855             378,855
                       AT   7.00% INTEREST                                    3,206,990           3,206,990
                       AT   6.00% INTEREST                                      130,455             130,455
                                                                          -------------       -------------
                                                                          $   8,102,049       $   8,102,049
                                                                          =============       =============


                                                        19

                                                                       SUPPLEMENTAL SCHEDULE 2


                          BERGEN BRUNSWIG PRE-TAX INVESTMENT RETIREMENT ACCOUNT

                            ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                                 FOR THE YEAR ENDED DECEMBER 31, 1995

- -----------------------------------------------------------------------------------------------

         ISSUE                        TRADE TYPE    NO. OF TRADES       AMOUNT          GAIN

- -----------------------------------------------------------------------------------------------

BERGEN BRUNSWIG FIXED FUND             Purchases        397          $ 1,942,731
                                       Sales            749            5,420,615


DIVERSIFIED EQUITY FUNDS:

   FIDELITY MAGELLAN                   Purchases        815           12,948,158
   DIVERSIFIED EQUITY FUND             Sales            738            9,429,895     $ 866,319



MERRILL LYNCH RETIREMENT               Purchases        976           16,796,855
  PRESERVATION TRUST                   Sales            761            9,284,726


COMPANY STOCK FUND                     Purchases        488            3,285,614
                                       Sales            246            3,595,947       754,290





                                                20

                                    SIGNATURE
                                    ---------



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Strategy Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                       BERGEN BRUNSWIG PRE-TAX
                                       INVESTMENT RETIREMENT ACCOUNT


                                       by /s/  Neil F. Dimick
                                         ---------------------------------------
                                               Neil F. Dimick
                                               Executive Vice President,
                                               Chief Financial Officer,
                                               Bergen Brunswig Corporation




June 21, 1996

                                                                      Exhibit 23









INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-32465 of Bergen Brunswig Corporation on Form S-8 of our report dated June 21, 1996 appearing in this Annual Report on Form 11-K of Bergen Brunswig Pre-Tax Investment Retirement Account for the year ended December 31, 1995.




/s/ Deloitte & Touche LLP
Costa Mesa, California
June 26, 1996












                                       22